

December 28, 2006

Joseph F. Smorada, CFO
JohnsonDiversey, Inc
8310 16th Street
Sturtevant, Wisconsin 53177-0902

RE: JohnsonDiversey, Inc. File No. 333-97427
JohnsonDiversey Holdings, Inc. File No. 333-108853
Form 10-K for the Fiscal Year Ended 12/30/05
Form 10-Q for the Period Ended 9/29/06

Dear Mr. Smorada:

We have reviewed the financial statements and MD&A in the above referenced filings and have the following comments which apply to both registrants. In two of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Reference is made to the subsidiary guarantor financial data footnote in the form 10-Q. Please tell us whether each of the subsidiary guarantors is 100% owned by the parent company. Please also clarify this disclosure in future filings. Article 3-10 of Regulation S-X distinguishes between 100% owned and wholly-owned subsidiaries.

2.   The 9/29/06 condensed consolidating balance sheet reflects material intercompany receivable and payable accounts. Please tell us how these transactions are classified in the condensed consolidating statements of cash flows. It appears that these transactions should be classified as financing activities given the guidance in paragraphs 18 and 136 of SFAS 95.

3.   In future filings, please expand MD&A to provide an informative disclosure about the liquidity impact of divested and discontinued business activities. For example, we note disclosures in the form 10-Q about the impact of the Polymer business on historical sales and income. However it is not clear whether management expects that the sale of the polymer business will cause the Registrant's liquidity and operating cash flows to increase or decrease in a material way. If the polymer business historically generated significant positive cash flows, then one could reasonably expect that there will be an adverse impact on the Registrant's future operating cash flows. A substantive disclosure

about this issue is necessary given the Registrant's material debt service obligations and the frequency and magnitude of recent divestitures and discontinuances. Similarly, the expected liquidity impact of any material restructuring activities should also be disclosed in MD&A. See Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please furnish your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant